EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Lear Corporation Hourly Retirement Savings Plan the incorporation by reference therein of our reports (a) dated March 6, 2006, with respect to the consolidated financial statements and schedule of Lear Corporation, Lear Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Lear Corporation included in its Annual Report (Form 10-K) and (b) dated June 9, 2006, with respect to the financial statements and schedules of the Lear Corporation Hourly Retirement Savings Plan included in the Plan’s Annual Report (Form 11-K), both for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Troy, Michigan
November 2, 2006